SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 9)
LNB Bancorp, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
502100-10-0

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502100-10-0	Page	2	of	12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AMG Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	502100-10-0	Page	3	of	12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		200,000*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Shares owned by the Richard M. Osborne Trust.

CUSIP No.	502100-10-0	Page	4	of	12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	502100-10-0	Page	5	of	12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		282,978*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		282,978*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

282,978*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Includes 280,000 shares owned by CCAG Limited Partnership and 2,978 shares owned by the Steven A. Calabrese Profit Sharing Trust.

CUSIP No.	502100-10-0	Page	6	of	12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CCAG Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		280,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		280,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

280,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	502100-10-0	Page	7	of	12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven A. Calabrese Profit Sharing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		2,978

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,978

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,978

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

CUSIP No.	502100-10-0	Page	8	of	12
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 9 to Schedule 13D is filed by AMG Investments, LLC (“AMG”), an Ohio limited liability company, Richard M. Osborne, the Richard M. Osborne Trust (the “Osborne Trust”), an Ohio trust, CCAG Limited Partnership (“CCAG”), an Ohio limited partnership and the Steven A. Calabrese Profit Sharing Trust (the “Calabrese Trust”), an Ohio trust (each a “Reporting Person” and together, the “Reporting Persons”), relating to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc. (“LNB”), an Ohio corporation. Mr. Osborne and Mr. Calabrese are the managing members of AMG.
Item 2. Identity and Background.
     Item 2 is amended and supplemented as follows:
     (a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by AMG, Mr. Osborne, the Osborne Trust, Mr. Calabrese, CCAG and the Calabrese Trust. Mr. Osborne is the sole trustee of the Osborne Trust. Mr. Calabrese is co-trustee of the Calabrese Trust. Under the governing documents of the Calabrese Trust, Mr. Calabrese is in sole control of the Calabrese Trust.
     (b) The business address of the Osborne Trust is 8500 Station Street, Suite 113, Mentor, Ohio 44060. The business address of the Calabrese Trust is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115.
     (c) The Osborne Trust was established by Mr. Osborne for estate planning purposes. The principal business of the Calabrese Trust is asset investment services.
     (d) Negative with respect to the Osborne Trust and the Calabrese Trust.
     (e) Negative with respect to the Osborne Trust and the Calabrese Trust.
     (f) The Osborne Trust and the Calabrese Trust are organized under the laws of the State of Ohio.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by the Calabrese Trust were acquired for the aggregate purchase price of approximately $22,620 (excluding commissions) with funds of the Calabrese Trust.

CUSIP No.	502100-10-0	Page	9	of	12
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On September 30, 2008, AMG, Mr. Osborne and Mr. Calabrese irrevocably waived their rights to designate two nominees to LNB’s board of directors pursuant to the Settlement Agreement dated April 18, 2008. The letter to LNB waiving these rights is attached as Exhibit 7.1.
     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, the Osborne Trust and the Calabrese Trust do not currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LNB;
     (ii) the sale or transfer of a material amount of assets of LNB;
     (iii) a change in the present board of directors or management of LNB;
     (iv) a material change in the present capitalization or dividend policy of LNB;
     (v) a material change in the business or corporate structure of LNB;
     (vi) a change to the articles of incorporation, or code of regulations of LNB, or an impediment to the acquisition of control of LNB by any person;
     (vii) the delisting from NASDAQ National Market’s Over-the-Counter Bulletin Board of LNB’s Shares;
     (viii) a class of equity securities of LNB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     The Osborne Trust and the Calabrese Trust reserve the right to modify its plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Further, subject to applicable laws and regulations, the Osborne Trust and the Calabrese Trust may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

CUSIP No.	502100-10-0	Page	10	of	12
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by LNB, there are 7,295,663 Shares outstanding.
     Mr. Osborne beneficially owns 200,000 Shares, or 2.7% of the outstanding Shares, which Shares are owned by the Osborne Trust. Mr. Calabrese beneficially owns 282,978 Shares, including 280,000 Shares owned by CCAG and 2,978 Shares owned by the Calabrese Trust, or 3.9% of the outstanding Shares. CCAG beneficially owns 280,000 Shares, or 3.8% of the outstanding Shares. The Calabrese Trust beneficially owns 2,978 Shares, or 0.04% of the outstanding Shares. AMG no longer owns any Shares. Together, Mr. Calabrese and Mr. Osborne have the power to vote 482,778 Shares, or 6.6% of the outstanding Shares.
     (b) As the sole trustee of the Osborne Trust, Mr. Osborne has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the Osborne Trust. As co-trustee of the Calabrese Trust and under the governing documents of the Calabrese Trust, Mr. Calabrese has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the Calabrese Trust.
     (c) On May 7, 2008, AMG made a pro-rata distribution of a total of 330,000 Shares to its members. Of the Shares distributed, 110,000 Shares were distributed to the Declaration of Trust dated 1/25/1991, as amended, an Ohio trust of which Mr. Calabrese is trustee, which Shares were transferred to CCAG, and 110,000 Shares were distributed to the Osborne Trust.
     In the past 60 days, the Calabrese Trust purchased 2,978 Shares in open market transactions as set forth below. The Reporting Persons have not effectuated any other transactions in the Shares in the past 60 days.

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
9/15/2008	100	$8.16
9/23/2008	900	$7.79
9/24/2008	4	$7.85
9/25/2008	1,000	$7.70
9/25/2008	974	$7.25

CUSIP No.	502100-10-0	Page	11	of	12
Item 7. Material to be Filed as Exhibits.
     7.1 Letter to LNB Bancorp, Inc. dated September 30, 2008
     7.2 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 9, 2008

AMG Investments, LLC

/s/ Richard M. Osborne By: Richard M. Osborne, managing member

/s/ Steven A. Calabrese Steven A. Calabrese, Individually

/s/ Richard M. Osborne Richard M. Osborne, Individually

Richard M. Osborne Trust

/s/ Richard M. Osborne By: Richard M. Osborne, sole trustee

Steven A. Calabrese Profit Sharing Trust

/s/ Steven A. Calabrese By: Steven A. Calabrese, co-trustee

CCAG Limited Partnership
By: TGF, Inc., its general partner

/s/ Steven A. Calabrese By: Steven A. Calabrese, president

EXHIBIT INDEX

Exhibit Number	Description

7.1	Letter to LNB Bancorp, Inc. dated September 30, 2008

7.2	Joint Filing Agreement